UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AsiaInfo-Linkage, Inc.

(Name of Company)

Common Stock, par value $0.01

(Title of Class of Securities)

04518A104

(CUSIP Number)

Power Joy (Cayman) Limited

c/o CITIC Capital Partners Management Limited

28/F, CITIC Tower

1 Tim Mei Avenue

Central, Hong Kong

Attention: Vicki Hui, Venus Lam, Zhen Ji

+852 3710 6888

Edward Tian

Jean Qin Kong

PacificInfo Limited

Unit 906, Level 9, Cyberport 2

100 Cyberport Road

Hong Kong

+852 2122 8400

Jian (James) Ding

New Media China Investment I, Ltd.

28-7 Bishui Zhuangyuan, Changping District

Beijing 102206, People’s Republic of China

+(86) 10 5706-9898

Steve Zhang

c/o AsiaInfo-Linkage, Inc.

4th Floor, Zhongdian Information Tower

6 Zhongguancun South Street, Haidian District

Beijing 100086, People’s Republic of China

+(86) 10 8216-6688

With a copy to:

Mark J. Lehmkuhler

Davis Polk & Wardwell

The Hong Kong Club Building

3A Chater Road

Hong Kong

+852 2533 3300

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04518A104

1.	Names of Reporting Persons. Power Joy (Cayman) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 04518A104

1.	Names of Reporting Persons. Edward Tian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 04518A104

1.	Names of Reporting Persons. Jean Qin Kong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 04518A104

1.	Names of Reporting Persons. PacificInfo Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 04518A104

1.	Names of Reporting Persons. Jian (James) Ding
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 04518A104

1.	Names of Reporting Persons. New Media China Investment I, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 04518A104

1.	Names of Reporting Persons. Steve Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

This amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed jointly by Power Joy (Cayman) Limited (“Power Joy”), Edward Tian (the “Founder”), Jean Qin Kong, PacificInfo Limited (“PacificInfo” and, together with the Founder and Jean Qin Kong, the “Founder Parties”), Jian (James) Ding, New Media China Investment I, Ltd. (“New Media”) and Steve Zhang. Power Joy, the Founder Parties, Jian (James) Ding, New Media and Steve Zhang are each referred to herein as a “Reporting Person” and, collectively, as the “Reporting Persons.”

This Amendment No. 2 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2013 (the “Schedule 13D”), as previously amended and supplemented by the amendment to the Schedule 13D filed on June 18, 2013, on behalf of the Reporting Persons. Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On January 15, 2014, 208 employees of the Company (collectively, the “Additional Rollover Shareholders”), Holdco and Parent entered into an additional rollover agreement (the “Additional Rollover Agreement”), pursuant to which the Additional Rollover Shareholders agreed that, immediately prior to the effective time of the Merger, they would contribute to Parent an aggregate of 480,645 shares of Common Stock, representing in total approximately 0.7% of the Common Stock of the Company, based on 73,242,878 shares of Common Stock outstanding as of January 14, 2014, in exchange for 750,013 shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to a form of the Additional Rollover Agreement, a copy of which is filed as Exhibit 24 and is incorporated herein by reference in its entirety.

On January 15, 2014, 576 employees of the Company, including Steve Zhang, (each an “Option Holder” and, collectively, the “Option Holders”) each executed a subscription letter with Holdco (each a “Subscription Letter” and, collectively, the “Subscription Letters”), pursuant to which the Option Holders irrevocably elected to receive an aggregate of 756,834 shares of Holdco in consideration for the cancellation of Company Options (as defined in the Merger Agreement) representing an aggregate number of 485,205 shares of Common Stock, which represents in total approximately 0.7% of the Common Stock of the Company, based on 73,242,878 shares of Common Stock outstanding as of January 14, 2014. The information disclosed in this paragraph is qualified in its entirety by reference to a form of the Subscription Letter, a copy of which is filed as Exhibit 25 and is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 19, 2013, at 3:00 p.m., Beijing time, a special meeting of stockholders of the Company was held at 4th Floor, Zhongdian Information Tower, 6 Zhongguancun South Street, Haidian District, Beijing, People’s Republic of China. At the special meeting, the Company’s stockholders voted in favor of the proposal to approve the agreement and plan of merger, dated as of May 12, 2013 (the “Merger Agreement”), by and among the Company, Skipper Limited (“Parent”) and Skipper Acquisition Corporation (“Merger Sub”), providing for the merger of Merger Sub with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”).

On January 15, 2014, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into the Company, with the Company as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent. Upon the consummation of the Merger, each issued and outstanding share of Common Stock, other than (a) shares of Common Stock held by Parent or any direct or indirect wholly owned subsidiary of Parent (including Merger Sub) immediately prior to the effective time and (b) shares of Common Stock held in the treasury of the Company, was converted automatically into the right to receive US$12.00 in cash without interest (the “Merger Consideration”). For the avoidance of doubt, there were no dissenting shares in the Merger as the Company did not receive any notice of objection from any shareholder prior to the vote to approve the Merger, which is required for exercising any dissenter rights. The Common Stock held by the Rollover Shareholders and Additional Rollover Shareholders were cancelled for no cash consideration.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Common Stock ceased to trade on the NASDAQ Global Market (“NASDAQ”) following the close of trading on January 15, 2014 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

Pursuant to the Voting Agreement, as amended on June 17, 2013, the Other Voting Shareholders and the Rollover Shareholders appeared at the special meeting or otherwise caused their shares of Common Stock to be counted as present thereat for the purpose of establishing a quorum, and voted or caused to be voted at such meeting all their shares of Common Stock in favor of the adoption of the Merger Agreement and approval of the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 15, and is incorporated herein by reference in its entirety.

Pursuant to the Rollover Agreement, the Rollover Shareholders contributed to Parent an aggregate of 7,857,161 shares of Common Stock in connectin with the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which is filed as Exhibit 14 and is incorporated herein by reference in its entirety.

Pursuant to the Additional Rollover Agreement, the Additional Rollover Shareholders contributed to Parent an aggregate of 480,645 shares of Common Stock in exchange for 750,013 shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the Additional Rollover Agreement, a copy of which is filed as Exhibit 24 and is incorporated herein by reference in its entirety.

Pursuant to the Subscription Letters, the Company Options representing an aggregate number of 485,205 shares of Common Stock held by the Option Holders were cancelled in consideration for 756,834 shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to a form of the Additional Rollover Agreement, a copy of which is filed as Exhibit 24 and is incorporated herein by reference in its entirety.

As a result of these transactions, as of January 15, 2014, none of the Reporting Persons, Additional Rollover Shareholders or Option Holders beneficially owns any shares of Common Stock.

Item 5. Interest in Securities of the Company

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) As of the date of this statement, the Reporting Persons do not beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

(c) Except for the transactions described in Item 4, none of the Reporting Persons, and, to their knowledge, none of the directors and officers of the Reporting Persons, has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) January 15, 2014.

Item 7. Material to be Filed as Exhibits

14.	Rollover Agreement by and among the Rollover Shareholders, Parent and Holdco, dated May 12, 2013, as amended. (Previously filed on June 18, 2013.)

15.	Voting Agreement by and among the Rollover Shareholders, Parent and Holdco, dated May 12, 2013, as amended. (Previously filed on June 18, 2013.)

24.	Form of Additional Rollover Agreement.

25.	Form of Subscription Letter.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2014

POWER JOY (CAYMAN) LIMITED

By:	/s/ Ji Zhen
	Name:	Ji Zhen
	Title:	Authorised Signatory

EDWARD TIAN

By:	/s/ Edward Tian
	Name:	Edward Tian

JEAN QIN KONG

By:	/s/ Jean Qin Kong
	Name:	Jean Qin Kong

PACIFICINFO LIMITED

By:	/s/ Edward Tian
	Name:	Edward Tian
	Title:	Director

JIAN (JAMES) DING

By:	/s/ Jian Ding
	Name:	Jian Ding

NEW MEDIA CHINA INVESTMENT I, LTD.

By:	/s/ Jian Ding
	Name:	Jian Ding
	Title:	Director

STEVE ZHANG

By:	/s/ Steve Zhang
	Name:	Steve Zhang

[Signature page to 13D/A]